Exhibit 1.01

CABOT CORPORATION

CONFLICT MINERALS REPORT

For the reporting period from January 1, 2015 to December 31, 2015

This Conflict Minerals Report (the “Report”) of Cabot Corporation (the “Company”) has been prepared pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2015 to December 31, 2015.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for the purposes of the Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, south Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. The Company’s Purification Solutions segment manufactures and sells equipment systems that include ready-made electronic component parts purchased from third party vendors. Certain of these component parts contain Conflict Minerals which are necessary to the functionality of the parts and, in turn, the equipment systems. Sales from these equipment systems represents substantially less than 1% of the Company’s net sales and operating revenues, and the cost of the electronic components used in the systems represents substantially less than 0.1% of Cabot’s total cost of sales.

If a registrant can establish that the Conflict Minerals in its products originated from sources other than a Covered Country, or from recycled or scrap sources, the registrant must submit a specialized disclosure report under Form SD that describes the steps the registrant took to determine the origin of the Conflict Minerals in its products.

If a registrant has reason to believe that any of the Conflict Minerals in its supply chain may have originated in a Covered Country, or if the registrant is unable to determine the country of origin of those Conflict Minerals, then the registrant must exercise due diligence on the Conflict Minerals’ source and chain of custody, and the registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

1.	Company Overview and Description of the Company’s Products Covered by this Report

Cabot Corporation, incorporated in Delaware in 1960, is a leading global specialty chemicals and performance materials company headquartered in Boston, MA. Our products include rubber and specialty carbons, cesium formate brines, activated carbon, aerogel, fine cesium chemicals, fumed metal oxides, graphenes, inkjet colorants and inks, and masterbatches and conductive compounds. None of these products contain Conflict Minerals.

Our Purification Solutions segment manufactures activated carbon products used to remove pollutants, contaminants and other impurities from, among other things, water, air, food and beverages, and pharmaceuticals. In addition to our activated carbon products, we provide equipment systems for the dosing of activated carbon into gas and liquid streams. Sales from these equipment systems

(collectively referred to as the “Covered Products”) in our fiscal year ended September 30, 2015 represented a very small portion of total segment sales of the Purification Solution segment in the fiscal year. The equipment systems incorporate certain electronic components, often specified by our customers and sourced from third party suppliers, that may contain Conflict Minerals that are necessary to the functionality of the Covered Products.

From this review, we determined that during the 2015 calendar year, we manufactured Covered Products certain of which contain Conflict Minerals that are necessary to their functionality.

2.	The Company’s Due Diligence Process and Reasonable Country of Origin Inquiry

We conducted a good faith reasonable country of origin inquiry designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. The Company also exercised due diligence on the source and chain of custody of the Conflict Minerals. As indicated above, we are a purchaser of electronic components that contain Conflict Minerals. As such, we are many steps downstream in the mineral supply chain from smelters and refiners and there are many third parties in the supply chain between our ultimate manufacture of the Covered Products and the original sources of Conflict Minerals. In this regard, we do not purchase Conflict Minerals directly from mines, smelters or refiners. We rely on our direct suppliers to assist us with our reasonable country of origin inquiry and due diligence efforts, including the identification of smelters and refiners, for the Conflict Minerals contained in the components they supply to us. The methods we used to try to determine the origin of the Conflict Minerals in the Covered Products included:

(i)	sending letters to our direct suppliers and explaining the Rule;

(ii)	soliciting survey responses from relevant suppliers of components of the Covered Products, using the standard Conflict Minerals Reporting Template designed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI);

(iii)	sending reminders to suppliers who did not respond to our requests for information;

(iv)	reviewing responses we received from our suppliers and following up with them to obtain clarifications or additional information; and

(v)	reviewing published material on certain of our suppliers’ websites.

We elected to survey all direct suppliers of components used in the Covered Products. During the process of our review, we identified approximately 70 suppliers who fell within the scope of our analysis. We made due inquiry of our direct suppliers, however, given the complexity of the supply chain as described above and the number of entities involved, the information concerning the county of origin of the Conflict Minerals is inconclusive in some instances. Accordingly, despite having conducted a good faith reasonable country of origin inquiry and due diligence process, we do not currently have sufficient information from some of our suppliers or other sources to determine with certainty the country of origin of the Conflict Minerals used in the Covered Products or to identify the facilities used to process those Conflict Minerals.

Using our supply chain due diligence processes, we hope to develop further transparency into our supply chain.

3.	Due Diligence Program

Our Conflict Minerals due diligence process includes the establishment of governance structures with cross functional team members and senior executives and communication with suppliers. We have established a documentation and record maintenance procedure to ensure the retention of relevant documentation in a structured electronic database.

We intend to continue to improve our due diligence measures and to further mitigate the risk that the necessary Conflict Minerals contained in the Company’s products finance or benefit armed groups in the Covered Countries by:

(i)	sourcing components and materials from companies that share our values regarding respect for human rights, integrity and environmental responsibility;

(ii)	requiring each supplier to Cabot that is providing necessary electronic components that contain Conflict Minerals to provide completed EICC-GeSI Conflict Minerals Reporting Templates or other evidence of origin of the Conflict Minerals;

(iii)	continuing to engage with suppliers to obtain current, accurate and complete information about the supply chain;

(iv)	encouraging suppliers to implement responsible sourcing and to have them encourage smelters and refiners to obtain a “conflict-free” designation from an independent, third-party auditor; and

(v)	continuing to conduct and report annually on supply chain due diligence for the applicable Conflict Minerals.

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